SECURITIES AND EXCHANGE
                                   COMMISSION

                                Washington, D.C.

                                   FORM U-3A-2

                          STATEMENT BY HOLDING COMPANY
                               CLAIMING EXEMPTION
                           UNDER RULE U-3A-2 FROM THE
                                PROVISIONS OF THE

                         PUBLIC UTILITY HOLDING COMPANY
                                   ACT OF 1935

                                    * * * * *
                                 File No. 69-291

                              TNP Enterprises, Inc.
                                (Name of Company)

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935 (Act), and submits the following information:

     1. The name, State of organization, location and nature of business of claimant and every subsidiary thereof:

                                State of                        Location and
         Name                Organization                    Nature of Business
         ----               ------------                     ------------------

TNP Enterprises, Inc.             Texas                     P. O. Box 2943
                                                            Ft. Worth, TX 76113
                                                            Holding Company

Texas-New Mexico Power Company    Texas                     P. O. Box 2943
                                                            Ft. Worth, TX 76113
                                                            Electric Utility/
                                                            Holding Company

Facility Works, Inc.              Texas                     P. O. Box 2943
 (formerly known as                                         Ft. Worth, TX 76113
 Community Public Service Company)                          General purpose
                                                            corporation

TNP Operating Company             Texas                     P. O. Box 2943
                                                            Ft. Worth, TX 76113
                                                            General purpose
                                                            corporation
                                                            (presently inactive)

Texas Generating Company*         Texas                     P. O. Box 2943
                                                            Ft. Worth, TX 76113
                                                            Special purpose
                                                            corporation

Texas Generating Company II*      Texas                     P. O. Box 2943
                                                            Ft. Worth, TX 76113
                                                            Special purpose
                                                            corporation


*Wholly owned subsidiary of Texas-New Mexico Power Company


     2. Following is a brief description of the properties of claimant and of its subsidiary public utility company, Texas-New Mexico Power Company (TNP), used for the generation, transmission, and distribution of electric energy for sale, indicating the location of principal generating plants, transmission lines and distribution facilities including all such properties which are outside the State in which claimant and its subsidiaries are organized, and all transmission lines which deliver or receive electric energy at the borders of such States:

     The claimant owns all of the issued and outstanding common stock, $10.00 par value, of TNP, an electric public utility corporation, the principal operating subsidiary of claimant. Within Texas, TNP is a regulated public utility engaged in the generation, transmission, distribution and sale of electric energy. TNP has two operating regions throughout Texas. The largest municipalities within Texas served by TNP are Texas City, Lewisville, and La Marque. The regions located in the State of Texas are as follows:

     - North Central Region. Electric transmission and distribution systems serving 56 communities in northeastern and central Texas. The region is based at Lewisville, Texas.

     - Gulf Coast Region. Electric transmission and distribution systems serving 14 communities in southeastern Texas. The region is based at Texas City, Texas.

     - Mountain Region. TNP has one region in the southwestern portion of Texas and in the southern portion of New Mexico which operates electric transmission and distribution facilities. The largest municipalities served by TNP are Silver City, Alamogordo, and Ruidoso, New Mexico. The region serves 6 communities in southwestern Texas and 9 in southern New Mexico. The Mountain region is based at Silver City, New Mexico.

     Generating facilities owned by TNP and the subsidiaries are located within Robertson County, Texas, which is in the Central part of Texas. The generating facilities are referred to as 150 MW, circulating fluidized bed units currently using lignite as the fuel source. TNP also has a transmission line connecting these units to a major transmission grid in Texas. Electricity from these units is sold by TNP solely within Texas. Neither the claimant nor any of its subsidiaries own transmission lines which deliver or receive electricity at the border of Texas.

     Within New Mexico, TNP is a regulated public utility engaged in the generation, transmission, distribution and sale of electric energy. A portion of the Mountain Region serves southern New Mexico, as described above.

     3. Certain information, for the calendar year 1996 with respect to claimant and its subsidiaries, is provided in the following chart:

                                  Summary Sheet


                                         Texas (1)                  New Mexico                 Total System
                                        -----------                ------------                -------------
Operating Revenues                       $  432,605                $     70,132                 $  502,737

Total Customers                             174,154                      43,865                    218,019
                                              79.9%                       20.1%                     100.0%

MWH Sold:
      Wholesale                               3,534                                                  3,534
                                                                              -
      Retail                              6,242,949                   1,615,541                  7,858,490

      Total System                        6,246,483                   1,615,541                  7,862,023

MWH Purchased                             4,086,446                   1,682,727                  5,769,173


     4. Neither the claimant nor any of its subsidiaries are directly or indirectly involved with, or have an interest in either an Exempt Wholesale Generator or a foreign utility company.

     Exhibit A. A consolidating statement of operations of the claimant and its subsidiary companies for the last calendar year, 1996, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of the 1996 calendar year, is presented.

     Exhibit B. A Financial Data Schedule for the period ended December 31, 1996, including Item Nos. 1, 2, and 3.

     The above named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 25th day of February, 1997.

                                                   TNP Enterprises, Inc.


                                                   By /s/ M. S. Cheema
                                                      ----------------
Corporate Seal                                        M. S. Cheema
                                                      Vice President and Chief
Attest:                                               Financial Officer

/s/ M. D. Blanchard
-------------------
M. D. Blanchard
Secretary

The name, title and address of the officer to whom notices and correspondence concerning this statement should be addressed is:

         M. D. Blanchard                                   Secretary
      ---------------------                             -----------------
               Name                                          Title

                     P. O. Box 2943, Fort Worth, Texas 76113
                  ----------------------------------------------
                                     Address

                     TNP ENTERPRISES, INC. AND SUBSIDIARIES
                    CONSOLIDATING STATEMENTS OF INCOME (LOSS)
                      For the Year Ended December 31, 1996
                             (Amounts in Thousands)




                                     Texas-New                                                          TNP
                                     Mexico Power    TNP         TNP           Facility                 Enterprises,
                                     Company         Operating   Enterprises,  Works,       Consol.     Inc.
                                     Consolidated    Company     Inc.          Inc.         Entries     Consolidated
                                     ------------------------------------------------------------------------------
OPERATING REVENUES                   $   502,737     $      -    $      -      $       -    $      -    $  502,737
                                     ------------    --------    --------      ---------    --------    -----------

OPERATING EXPENSES:
    Purchased power                      196,481                                                           196,481
    Fuel                                  47,201                                                            47,201
    Other operating and general
       expenses                           73,276                                                            73,276
    Maintenance                           10,672                                                            10,672
    Depreciation of utility plant         38,170                                                            38,170
    Taxes other than income taxes         32,727                                                            32,727
    Income taxes                          10,333                                                            10,333
                                     ------------    --------    --------      ---------    --------    -----------
       Total  Operating  Expenses        408,860            -           -              -           -       408,860
                                     ------------    --------    --------      ---------    --------    -----------

NET OPERATING INCOME                      93,877            -           -              -           -        93,877
                                     ------------    --------    --------      ---------    --------    -----------

OTHER INCOME (LOSS):
    Other income and deductions, net       1,626          13        (684)        (4,754)                    (3,799)
    Income  taxes                            722          (4)        (37)         1,657                      2,338
                                     ------------    --------    --------      ---------    --------    -----------
       Other income (loss), net of
            taxes                          2,348           9        (721)        (3,097)           -        (1,461)
                                     ------------    --------    --------      ---------    --------    -----------
INCOME (LOSS) BEFORE
    INTEREST CHARGES                      96,225           9        (721)        (3,097)           -        92,416
Interest charges                          69,363                                                            69,363
                                     ------------    --------    --------      ---------    --------    -----------
NET INCOME (LOSS)                         26,862           9        (721)        (3,097)           -        23,053
Dividends  on  preferred  stock              167                                                               167
                                     ------------    --------    --------      ---------    --------    -----------
INCOME (LOSS) APPLICABLE
    TO COMMON STOCK                  $    26,695     $     9     $  (721)      $ (3,097)    $      -    $   22,886
                                     ============    ========    ========      =========    ========    ===========





                     TNP ENTERPRISES, INC. AND SUBSIDIARIES
                           CONSOLIDATING BALANCE SHEET
                               December 31, 1996
                             (Amounts in Thousands)

                                     Texas-New                                                          TNP
                                     Mexico Power    TNP         TNP           Facility                 Enterprises,
                                     Company         Operating   Enterprises,  Works,       Consol.     Inc.
                                     Consolidated    Company     Inc.          Inc.         Entries     Consolidated
                                     -------------------------------------------------------------------------------
ASSETS
UTILITY PLANT                        $ 1,216,261     $      -    $      -      $       -    $       -   $ 1,216,261
Less:  accumulated depreciation          282,322                                                            282,322
                                     ------------    --------    --------      ----------   ----------  ------------
    Net Utility Plant                    933,939            -           -              -            -       933,939
                                     ------------    --------    --------      ----------   ----------  ------------

INVESTMENT IN SUBSIDIARY COMPANIES             -                  285,944                    (285,944)            -
OTHER PROPERTY AND INVEST., at cost        1,884        1,265                        778                      3,927
CURRENT ASSETS:
    Cash and cash equivalents              5,115          154       2,594            524                      8,387
    Intercompany accounts receivable         601                    3,493                      (4,094)            -
    Other current assets                  24,932                      180          1,059                     26,171
    Deferred purchased power and fuel
      costs                                3,565                                                              3,565
                                     ------------    --------    --------      ----------   ----------  ------------
       Total current assets               34,213          154       6,267          1,583       (4,094)       38,123
                                     ------------    --------    --------      ----------   ----------  ------------
DEFERRED CHARGES                          32,121          115          35                      (1,476)       30,795
                                     ------------    --------    --------      ----------   ----------  ------------
                                     $ 1,002,157       $1,534    $292,246         $2,361    $(291,514)  $ 1,006,784
                                     ============    ========    ========      ==========   ==========  ============

CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
    Common shareholder's equity:
       Common  stock                 $       107     $    100    $183,771      $       1     $   (208)  $   183,771
       Capital in excess of par value    222,133          400                      4,735     (227,268)            -
       Retained  earnings                 65,308          992      94,703         (3,097)     (63,203)       94,703
                                     ------------    --------    --------      ----------   ----------  ------------
        Total common shareholder's
         equity                          287,548        1,492     278,474          1,639     (290,679)      278,474
    Redeemable cumulative preferred
     stock                                 3,420                                                              3,420
    Long-term debt, less current
     maturities                          533,800                                     164                    533,964
                                     ------------    --------    --------      ----------   ----------  ------------
       Total capitalization              824,768        1,492     278,474          1,803     (290,679)      815,858
                                     ------------    --------    --------      ----------   ----------  ------------
CURRENT LIABILITIES:
    Current maturities of long-term
     debt                                    100                                      38                        138
    Accounts payable                      27,254                                   1,192                     28,446
    Intercompany accounts payable              -                    2,130            112       (2,242)            -
    Other current  liabilities            41,435           42       2,088           (801)       1,407        44,171
                                     ------------    --------    --------      ----------   ----------  ------------
       Total current liabilities          68,789           42       4,218            541         (835)       72,755
                                     ------------    --------    --------      ----------   ----------  ------------
REGULATORY TAX LIABILITIES                10,963                                                             10,963
ACCUMULATED DEFERRED INCOME TAXES         65,860                    8,984                                    74,844
ACCUMULATED DEFERRED ITC                  19,164                      570                                    19,734
DEFERRED CREDITS                          12,613                                      17                     12,630
                                     ------------    --------    --------      ----------   ----------  ------------
                                     $ 1,002,157     $  1,534    $292,246      $   2,361    $(291,514)  $ 1,006,784
                                     ============    ========    ========      ==========   ==========  ============



                     TNP ENTERPRISES, INC. AND SUBSIDIARIES
                       EXHIBIT B: Financial Data Schedule
                     For the Period Ending December 31, 1996
                             (Amounts in Thousands)


 Item No.                   Caption Heading                         Amount
---------------         -------------------------               ----------------

       1                Total Assets                            $ 1,006,784

       2                Total Operating Revenues                    502,737

       3                Net Income (Loss)                            23,053
